Date: January 8, 2018

Edwin Kim

Attorney-Advisor

Office of Information Technologies and Services

Securities and Exchange Commission

Re:	Apawthecary Pets USA Registration Statement on Form S-1 Filed September 15, 2017 File No. 333-220503

In response to your letter dated October 12, 2017, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Apawthecary Pets USA (the “Company”). Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 12, 2017 letter in italicized text immediately before our response.

General

1.	Please revise to provide a description of Apawthecary Pets, Inc., the Canadian corporation that has licensed the brand and distribution rights for Apawthecary Pets in Canada and several Asian countries. In particular, please describe the scope of its business and operations and whether there is any overlap or conflicts with Apawthecary Pets USA. It is also unclear whether you have common management with Apawthecary Pets, Inc. and whether this entity is an affiliate.

Response: We have revised our disclosure as follows: “Apawthecary Pets Inc., a Canadian corporation, licensed the brand and distribution rights for Apawthecary Pets for use in Canada from Solace Management Group Inc. Apawthecary Pets Inc. licensed the same brand and products that were licensed by Apawthecary Pets USA however Apawthecary Pets Inc.’s distribution rights are restricted to Canada. Apawthecary Pets Inc. is not affiliated with Apawthecary Pets USA.

Solace Management Group Inc. and Apothecary Pets USA have an officer and director in common, Bradley Kersch. Apawthecary Pets USA has negotiated a licensing and distribution agreement with Solace Management Group Inc.”

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2.	Please revise to clarify your intentions as to your digital media management software business and your licensing agreement with Digital Programma Inc. and the Digital Programma System. For example, it is not clear whether you intend to abandon or divest this business.

Response: We have revised our disclosure on page 5 as follows: “Accordingly, the Company will abandon its business related to Digital Programma Inc. and the Digital Programma System. The Company intends to implement a different business plan; a business that will sell 100% all natural hemp infused wellness treats for dogs, cats and horses.”

Prospectus Cover Page

3.	Please disclose on your prospectus cover page that you are a shell company. Refer to Rule 405 of Regulation C.

Response: We have disclosed on our prospectus cover page that we are a shell company.

Summary Information

Summary of the Offering by the Company, page 8

4.	The use of proceeds summary information exceeds the maximum gross proceeds expected from the offering. Please revise and ensure that this information agrees with the table on page 25.

Response: We have revised our use of proceeds summary as follows: “Apawthecary Pets USA will receive all proceeds from the sale of the common stock. If all 12,000,000 common shares being offered are sold, the total gross proceeds to the Company would be $3,000,000. The Company intends to use the proceeds from this offering (i) General Business Development $988,550; (ii) Sales & Marketing $300,000; (iii) Legal fees $100,000; (iv) Working Capital $1,600,000 (v) The expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $11,450 are being paid for by Apawthecary Pets USA.”

5.	You reference selling stockholders on page 9, but you are only registering common stock in a primary offering. Please revise to remove this reference or any references to a resale offering.

Response: In accordance with you request, we have removed the reference to selling stockholders.

Summary of Financial Information, page 9

6.	Revise the summary financial information to include operating data that is more relevant to your current operations. In this regard, include operating data for the nine-months ended May 31, 2017.

Response: In accordance with your request, we have revised our disclosure to include operating data for the year ended August 31, 2017.

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Dilution, page 26

7.	The “anticipated net proceeds of the offering” if all shares are sold should be $2,998,550. Please revise.

Response: We have revised our disclosure in accordance with your request.

Information with Respect to the Registrant

Business Description, page 32

8.	On pages 13 and 14, you reference Washington State operations, your “Heartland facility,” and agreements with a network of contract manufacturers, but on pages 33 and 43 you indicate that you have not yet implemented your business model. Please revise to describe these operations and agreements and clarify if they refer to you or affiliates controlled by Solace Management or the Canadian Apawthecary entity.

Response: We have revised our disclosure on page 13 and 14 as follows: “There is limited available manufacturing capacity that meets our quality standards. Our current plans to meet expected production needs rely in large part on the successful ramping up of operations at our intended Washington State operations. See “—Risks Related to Our Business and Industry—We may not successfully ramp up operations at our intended Washington State facility or our intended Washington State facility may not operate in accordance with our expectations.

We intend to have agreements with a network of contract manufacturers (co-packers) that require them to provide us with specific finished products.

We intend to manufacture our products by a single-source contract manufacturers. The intended manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of organic materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider.

The loss of any of these intended contract manufacturers or the failure for any reason of any contract manufacturer to fulfill its obligations under their future agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.”

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Market Opportunity, page 35

9.	Please revise to describe the material terms of your licensing agreement with Solace Management for the worldwide rights to distribute the Apawthecary line, outside of Canada, China, and other Asian countries. Further, you reference that you have an to purchase the Canadian rights from Solace, but we are unable to find any option provision for the Canadian rights in Exhibit 10.1. Please advise.

Response: We have revised our disclosure as follows: “Apawthecary is well-positioned to meet the consumer demand for innovative pet health by marketing hemp-focused natural products that are professionally designed and, scalable for sale in the USA market. The Apawthecary product line-up provides hemp-based antioxidant, joint and calming support in biscuit format and a liquid tincture that are currently sold successfully across Canada. Apawthecary Pets USA has acquired an exclusive worldwide license, excluding Canada, China, Japan and Korea, to manufacture, distribute and sell all of Licensor’s current and future intellectual property, including formulas, extraction, research, and development technologies applicable to the products.

The company will be introducing these products (see Product Overview, page 31) to the American market and will utilize all natural ingredients including but not limited to cannabidiol (CBD) derived from hemp as the active ingredient for anti-inflammatory and anti-anxiety supplements in the USA and worldwide. Apawthecary Pets has tremendous benefits by having continued R&D done by Apawthecary Pets Canada. This would include and not limited to new formulations and on-going updates in product development, expanding development into cat treats, horse treats and a full meal replacement bar for dogs. Apawthecary will utilize its proprietary procedures to infuse its products, this process allows pets to absorb the medicine and nutrients more effectively.”

Description of Property, page 35

10.	We note that the address of your principal executive offices is the same as your Nevada registered agent. Please revise to clarify if 297 Kingsbury Grade, Lake Tahoe, Nevada is merely your mailing address and disclose the location of your principal executive offices. For example, please clarify the location of your principal operations, your physical assets, and your books and records.

Response: Our office is located at 619 S. Ridgeley Drive, Suite 101, Los Angeles, California 90036. The Nevada address is only our mailing address.

Management’s Discussion and Analysis

Capital Resources and Liquidity, page 43

11.

Please revise your disclosures here and on page 59 to include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: We have revised our disclosure on page 43 as follows: “As of August 31, 2017, we had $13,380 in cash as compared to $980 as at August 31, 2016. Subsequent to August 31, 2017 the Company issued 850,000 common shares for cash proceeds of $85,000. As of the date of this Form S-1, the current funds available to the Company will not be sufficient to fund the expenses related to the implementation of our planned business and continue maintaining a reporting status over the next 12 months.”

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We have revised our disclosure on page 59 as follows: “As of August 31, 2016, we had $980 in cash as compared to $515 as at August 31, 2015. As of the date of this Form S-1, the current funds available to the Company will not be sufficient to fund the expenses related to maintaining a reporting status. We are in the process of seeking additional equity financing to fund our operations over the next 12 months. The current funds available to the Company will not be sufficient to fund the expenses related its reporting status nor sufficient to implement its planned business.”

Directors and Executive Officers

Family Relationships, page 63

12.	Please clarify whether Susan Fox is related to Aerock Fox.

Response: Susan Fox is married to Aerock Fox, however, there are no family relationships among the current Directors and Officers of Apawthecary Pets USA.

13.	Please revise to include all of your related party transactions for the past three completed fiscal years through September 1, 2013. Please refer to Instruction 1 to Item 404 of Regulation S-K.

Response: We have revised our disclosure to include the following: “During the year ended August 31, 2017, the Company accrued management fees in the amount of $9,925 (2016 - $36,800) to a consultant, Brad Kersch, who is under contract until December 31, 2016. The outstanding balance of management fees payable was $599 and $77,074 as of August 31, 2017 and 2016, respectively.

During the year ended August 31, 2017, the Company accrued rent expense in the amount of $Nil (2016 - $36,800) to a company with an officer in common. The outstanding balance of rent payable was $Nil and $76,800 as of August 31, 2017 and 2016, respectively.

On February 24, 2017, the Company settled the accounts payable of $86,400 with Brad Kersch for consulting services, per the Consulting Services Agreement, for 864,264 of Apawthecary Pets USA’s Common Shares at $0.10 per share.

On February 24, 2017, the Company settled an accounts payable of $76,800 to Digital Pilot Inc., a Company with a director in common, for office rental in Los Angeles, per the California Commercial Lease Agreement, for 768,000 of Apawthecary Pets USA’s Common Shares at $0.10 per share. As of August 31, 2017, the Company has an undetermined amount use of 619 S.Ridgley, Los Angeles CA suite for an indefinite period of time at no cost.

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As of August 31, 2017, related parties of the Company have provided a series of loan, totaling $70,673 (2016 - $57,373), for working capital purposes. These amounts are unsecured, interest-free and are due on demand.

On August 24, 2017 Apawthecary Pets USA entered into a license agreement with Solace Management Group Inc. a British Columbia corporation. Solace Management Group Inc. and Apawthecary Pets USA have a Director and officer in common, Bradley Kersch.

During the years ended August 31, 2015 and 2014, a related party shareholder of the Company has provided a series of loan, totalling $36,900 (2014 - $17,200), for working capital purposes. These amount are unsecured, interest-free and due on demand.

As at August 31, 2014, the amounts due to related parties consist of $nil (, - $nil) payable to a former officer and director of the Company. On March 31, 2011, the Company settled the balance due in the amount of $21,775 by issuing 4,355,000 common shares of the Company valued at $0.005 per common share to this former officer and director of the Company. This balance is non-interest bearing, unsecured and has no fixed terms of repayment.

As at August 31, 2014, the amounts due to related parties consist of $nil (2013 - $nil) payable to a director of the Company. On March 31, 2011, the Company settled the balance due in the amount of $14,475 by issuing 2,895,000 common shares of the Company valued at $0.005 per common share to this director of the Company. This balance is non-interest bearing, unsecured and has no fixed terms of repayment.

As at August 31, 2014, the amounts due to related parties consist of $nil (2013 - $ nil) payable to a company with an officer in common. On March 31, 2011, the Company settled the balance due in the amount of $9,100 by issuing 1,820,000 common shares of the Company valued at $0.005 per common share to this company with an officer in common. This balance is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended August 31, 2014, related party of the Company has provided a series of loan, totaling $17,200, for working capital purposes. These amount are unsecured, interest-free and due on demand.”

Executive Compensation, page 64

14.	Please revise your director and executive compensation tables to include your most recently completed fiscal year ending on August 31, 2017. Please clarify whether consulting fees paid to Mr. Kersch and his affiliate Solace Management will be included in your updated compensation tables.

Response: We have revised our executive compensation tables accordingly and have included a notation as follows: “Bradley Kersch, was under contract as a consultant until December 31, 2016 and the Company accrued fees in the amount of $9,925.”

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15.	Please describe the material terms of your consulting services agreement with Mr. Kersch and clarify whether he was still receiving consulting fees after he was appointed your officer. If so, please file the consulting services agreement as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K.

Response: The agreement was terminated Dec 31, 2016. There is no agreement in place for consulting services.

Signatures, page 72

16.	Please clarify whether your principal financial officer, Mr. Aerock Fox, is also your principal accounting officer or controller. If so, please revise to clarify that he is also signing the registration statement in his capacity as your principal accounting officer or controller. Please refer to the Instructions for Signatures on Form S-1.

Response: We have revised the signatures page to reflect that Bradley Kersch is our director, principal financial officer and principal accounting officer. Mr. Aerock Fox will sign as director.

Exhibits

17.	Please provide an updated subscription agreement. Exhibit 10.4 incorporates by reference the subscription agreement from your initial public offering under a different corporate name.

Response: We have filed an updated subscription agreement as Exhibit 10.4.

Sincerely,

/s/ Brad Kersch	/s/ Aerock Fox
President	Secretary

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